SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                                  --------------
                                (AMENDMENT NO. 7)
                                -----------------
                                 (Rule 13d-101)
                                 --------------

                           First Priority Group, Inc.
                         ------------------------------
                                (Name of Issuer)


                          Common Stock, $0.015 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   335914206
                             ---------------------
                                 (CUSIP Number)


                                 Alan B. Perper
                            Point West Ventures, L.P.
                 (Formerly known as Fourteen Hill Capital, L.P.)
                        1700 Montgomery Street, Suite 250
                             San Francisco, CA 94111
                                 (415) 394-9467
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 29, 1999
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Amended and Restated
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) , check the following box. [ ]

         Note:  Schedules  filed in paper format shall include a signed original
         ----
         and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

------------------------                                 ----------------------
CUSIP No. 335914206                13D                     Page 2 of 9 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Point West Ventures, L.P.
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              WC
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF           755,500 shares of Common Stock
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            -0-
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                    755,500 shares of Common Stock

              ---------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                   -0-

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               755,500 shares of Common Stock
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.1%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              PN
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 335914206                13D                     Page 3 of 9 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Point West Venture Management, LLC (Formerly Known as Fourteen
              Hill Management, LLC)
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              Not applicable
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

 NUMBER OF          -0-
  SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH             755,500 shares of Common Stock
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   -0-

              ---------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                   755,500 shares of Common Stock

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               755,500 shares of Common Stock
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.1%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON *

              OO
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 335914206                13D                     Page 4 of 9 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Point West Capital Corporation
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              Not applicable
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

 NUMBER OF         -0-
  SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH             755,500 shares of Common Stock
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   -0-

              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                    755,500 shares of Common Stock

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               755,500 shares of Common Stock
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

              9.1%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON *

              CO
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

-------------------------                              ------------------------
CUSIP No. 335914206                  13D                   Page 5 of 9 Pages
-------------------------                              -------------------------

                  This Amendment No. 7 to Schedule 13D amends the Schedule 13D originally filed on September 5, 1997, as amended and restated by Amendment No. 1 to Schedule 13D filed on October 9, 1998, as amended by Amendment No. 2 to
Schedule  13D filed on  December  3,  1998,  as amended  by  Amendment  No. 3 to
Schedule 13D filed on May 7, 1999, as amended by Amendment No. 4 to Schedule 13D filed on June 8, 1999, as amended by Amendment No. 5 to Schedule 13D filed on September 10, 1999 and as amended by Amendment No. 6 to Schedule 13D filed on October 6, 1999 (as amended and restated and subsequently amended to the date hereof, the "Schedule 13D"). This Amendment No. 7 is being filed solely to report shares of Common Stock sold by the reporting persons and entities with which it may share beneficial ownership. Capitalized terms used in this Amendment No. 7 and not defined are used as defined in the Schedule 13D.

                  References in the Schedule 13D to "Fourteen Capital" shall be hereafter deemed to be references to "Ventures" (as defined below). References in the Schedule 13D to "Fourteen Management" shall be hereafter deemed to be references to "Venture Management" as defined below.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

Item 5 of the Schedule 13D is hereby amended as follows.

                  (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 755,500 Shares, constituting 9.1% of the outstanding Shares. Point West Ventures, L.P. (formerly known as Fourteen Hill Capital, L.P.) ("Ventures") is the direct beneficial owner of 755,500 Shares. Point West Venture Management, LLC (formerly known as Fourteen Hill Management,
LLC) ("Venture Management"), as the general partner of Ventures, may be deemed to own beneficially Shares owned beneficially by Ventures. Point West, as the sole member of Venture Management, may be deemed to own beneficially Shares deemed owned beneficially by Venture Management. Each of Venture Management and Point West disclaim beneficial ownership of the Shares owned beneficially by Ventures except to the extent of their respective partnership interests (direct and indirect) in Ventures. To the best knowledge of the Reporting Persons, except as identified on Schedule 2, no individual identified on Schedule 1 owns beneficially any Shares except to the extent any such individual, by virtue of his position as a director or executive officer of Point West, could be deemed to own beneficially Shares deemed owned beneficially by Point West. Each individual identified on Schedule 1 disclaims beneficial ownership of the shares owned beneficially by Ventures.

                  (b) Ventures has the direct power to vote or direct the vote of 755,500 Shares and the direct power to dispose or direct the disposition of such shares. As a result of the relationships described above, Venture Management and Point West may be deemed to share indirect power to vote or to direct the vote and to dispose or to direct the disposition of such Shares. To the best knowledge of the Reporting Persons, except as identified on Schedule 2, no individual identified on Schedule 1 has the power to vote or direct the vote or to dispose or to direct the disposition of any Shares except to the extent any such individual, by virtue of their position as a director or executive officer of Point West, could be deemed to have such power over Shares deemed owned beneficially by Point West.

-------------------------                              ------------------------
CUSIP No. 335914206                  13D                   Page 6 of 9 Pages
-------------------------                              -------------------------

                  (c) On August 26, 1997, Ventures purchased from the Company in a private placement an aggregate of 500,000 Units for $2.00 per Unit. Each unit consisted of one Share and an option to purchase one Share. On December 26, 1997, the Company issued a redemption notice to Ventures to call the warrants. On January 26, 1998, Ventures exercised the Warrants for $1,000,000. During September 1998, Ventures sold 29,000 Shares as detailed on Schedule 2. During April 1999, Ventures sold 110,700 Shares as detailed on Schedule 2. During May 1999, Ventures sold 5,400 Shares as detailed on Schedule 2. During August 1999, Ventures sold 15,900 Shares as detailed on Schedule 2. During September 1999,
Ventures  sold 6,100  Shares as detailed on  Schedule  2. During  October  1999,
Ventures sold 77,400 Shares as detailed on Schedule 2. All such sales were effected on the Nasdaq Stock Market through brokers. Bradley Rotter purchased 28,500 Shares in September and October 1997 and 9,300 Shares in February and March 1998 as detailed on Schedule 2. Bradley Rotter sold 12,700 Shares in April 1999 and 18,400 Shares in May 1999 as detailed on Schedule 2. All such purchases and sales by Mr. Rotter were effected on the Nasdaq Stock Market through brokers. Other than such purchases or sales, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, no individual identified on
Schedule 1 has purchased or sold any Shares within the last 60 days.

                  (d) Except as set forth on Schedule 2, no person other than the Reporting Persons is known to have the right to receive dividends from, or the proceeds from the sale of, such Shares. Except as set forth on Schedule 2, no person other than the Reporting Persons (and, by virtue of his position as director or executive officer of Point West, one or more person identified on
Schedule 1) is known to have the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.



                  (e) Not applicable.

--------------------------                              ------------------------
CUSIP No. 335914206                  13D                    Page 7 of 9 Pages
-------------------------                              -------------------------



                                    SIGNATURE


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  November  3, 1999


                           POINT WEST VENTURES, L.P.
                           By: Point West Venture Management, LLC,
                               its general partner


                           By: /s/ALAN B. PERPER
                          -----------------------------------
                            Alan B. Perper, its President



                          POINT WEST VENTURE MANAGEMENT, LLC


                           By: /s/ALAN B. PERPER
                          -----------------------------------
                            Alan B. Perper, its President



                         POINT WEST CAPITAL CORPORATION


                           By: /s/ALAN B. PERPER
                         ------------------------------------
                           Alan B. Perper, its President

-------------------------                              -------------------------
CUSIP No. 335914206                  13D                    Page 8 of 9 Pages
-------------------------                              -------------------------


                           Schedule 2 to Schedule 13D

Schedule 2 of the Schedule 13D is hereby amended and restated to read as follows.


               Information with respect to shares purchased by Bradley Rotter.


               Transaction Date            Shares                 Price
               ----------------           --------               --------
                     9/8/97                10,000                $2.7125
                    9/25/97                 1,500                $3.1875
                    10/2/97                 7,400                $3.1875
                    10/6/97                 9,600                $3.1250
                    2/18/98                 6,800                $5.8750
                     3/4/98                 2,500                $5.8750
                                           ------
                                    Total  37,800
                                    -----  ------

              Information with respect to shares sold by Bradley Rotter.


               Transaction Date             Shares                 Price
               ----------------            --------               --------
                    4/14/99                 9,300                $2.0000
                    4/28/99                 3,400                $1.8750
                    5/14/99                 2,900                $1.8750
                    5/17/99                10,500                $1.8750
                    5/18/99                 3,500                $1.8125
                    5/19/99                 1,500                $1.8125
                                           -------
                                    Total  31,100
                                    -----  ------

               Mr. Rotter has the sole power to vote and dispose of the 6,700 shares held by him as of May 31, 1999. Mr. Rotter has the right to receive dividends from or the proceeds from the sale of these shares.


               Information with respect to shares sold by Fourteen Capital.

                              September 1998 Sales
                              --------------------
               Transaction Date            Shares                 Price
               ----------------            ------                -------
                    9/15/98                 1,500                $2.7500
                    9/16/98                10,000                $2.7500
                    9/18/98                 1,500                $2.7500
                    9/21/98                 6,000                $2.6875
                    9/23/98                 2,500                $3.0625
                    9/23/98                 7,500                $3.0000
                                            -----
                                  Total    29,000
                                  -----    ------

-------------------------                              -------------------------
CUSIP No. 335914206                  13D                    Page 9 of 9 Pages
-------------------------                              -------------------------


                                April 1999 Sales
                                ----------------
               Transaction Date            Shares                 Price
               ----------------            ------                -------
                    4/14/99                11,600                $2.0000
                    4/15/99                 3,300                $2.0000
                    4/16/99                60,000                $2.0010
                    4/21/99                19,500                $2.0032
                    4/22/99                13,200                $2.0000
                    4/23/99                 3,100                $2.0000
                                          -------
                                  Total   110,700
                                  -----   -------

                                May 1999 Sales
                                --------------

               Transaction Date            Shares                 Price
               ----------------            ------                -------
                    5/18/99                 5,400                $1.8750
                                           -------
                                  Total     5,400
                                  -----    -------



                               August 1999 Sales
                               -----------------

               Transaction Date            Shares                 Price
               ----------------            ------                -------
                    8/6/99                 15,900                $1.7500
                                           -------
                                  Total    15,900
                                  -----    -------



                              September 1999 Sales
                              --------------------

               Transaction Date            Shares                 Price
               ----------------            ------                -------
                    9/13/99                 3,500                $1.0000
                    9/15/99                   400                $1.0000
                    9/16/99                 2,200                $1.0000
                                           -------

                                  Total     6,100
                                  -----    -------

                              October 1999 Sales
                              --------------------

               Transaction Date            Shares                 Price
               ----------------            ------                -------
                     10/7/99                2,000                $1.0000
                    10/15/99                4,000                $1.0000
                    10/20/99               60,400                $1.1314
                    10/21/99                6,000                $1.3125
                    10/29/99                5,000                $1.2500
                                           -------

                                  Total     77,400
                                  -----    -------